

A NEW APPROACH TO PANCREATIC CANCER DETECTION

CONFIDENTIAL INVESTMENT PRESENTATION

FALL 2019

4500 East West Highway
Suite 125
Bethesda, MD 20814

DISCLOSURES

This Presentation (the "Presentation") contains sensitive business and financial information. The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of. Upon request, the recipient will promptly return all materials received from the Company or (including this Presentation) without retaining any copies thereof.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company does not make any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business. All communications or inquires relating to the Company or this Presentation should be directed to the Company © 2019 All rights reserved.

DISCLAIMER / SAFE HARBOR

Disclaimer

This document is based on information provided by Ultrasonic Medical Mapping (the "Company") and other sources that the Company believes are reliable. Nothing in this document is, or may be relied upon as, a promise or representation by the Company as to the past or the future information or results. This is not an offer or the solicitation of an offer to buy any securities of the Company, and readers should not construe the contents of this document as investment, legal or tax advice. The information contained in this document is made as of the date hereof, and does not reflect any events that may occur subsequent to the date hereof. The Company undertakes no duty or obligation to update or revise the information included in this presentation.

Safe Harbor Statement

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those described in the forward-looking statements. These risks include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel, as well as the risks and other factors set forth in our periodic filings with the U.S. Securities and Exchange Commission.

FORWARD LOOKING STATEMENTS

Statements made in this document may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's filings with Canadian, United Kingdom and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical, medical device, biotech, human tissue management or related companies and keep such agreements in effect; integration difficulties and other risks if we acquire or in-license technologies or product candidates; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; the medical device industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the United Kingdom, U.S., Canada or any other jurisdictions; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in the United Kingdom, U.S., Canadian or foreign patent law; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully. Except as required by the United Kingdom, Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

NOTICE OF CONFIDENTIALITY

UMM RISK FACTORS

UMM assesses that the technical challenge in completing the project is moderate, owing to the existing knowledge and the availability of off-the-shelf components in both hardware and software. Some specific risks include, but are not limited to, the following:

- Medical diagnostic use adds complexity due to the variation of the targets. This creates risk associated with the application and optimization of industrial techniques for use on human tissue.

- A related risk lies in the development of the software assisting the visualization of tissue images, and building feature recognition capabilities. Algorithms that have assisted material science and aerospace applications can be applied to the UMM ultrasound diagnostics but they must be transformed for implementation in medical imaging.

- Medical end-users might resist new tools due to old diagnostic approach biases, therefore, attention needs to be paid to ultimate presentation of the clinical data to the user.

- Resistance and hostile opposition to the new technology by users of competitive diagnostic tools (x-rays) and by established players protecting their market share and territories must be managed.

- There exists the possibility that a new technology that can provide an equivalent or superior benefit will be invented and render UMM's technology obsolete.

INVESTMENT HIGHLIGHTS



PATENTED Technology

$37B

MARKET EXISTS
for Medical Imaging[2]

RAISE TARGET

$2M

UMM
ULTRASONIC MEDICAL MAPPING

Aims to be an accurate, low-cost, non-invasive and safe <u>screening device for pancreatic cancer detection</u>.

EXPERIENCED
Leadership & Technical Team

REPURPOSED TECHNOLOGY
from Aerospace & Defense Industries

Direct path to **FDA** Clearance

< 2 years

RAPID EXECUTION

2021 **TARGET EXIT**

1. Ultrasonic Medical Mapping LLC is a Maryland based company, incorporated in Delaware.
2. Based on the existing medical diagnostic market. Does not include an additional $9B+ of new revenue expected from the development of the UMM technology as no existing technology can currently address this need.
3. All funds are in USD.
4. For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

THE PROBLEM

Pancreatic Cancer accounts for <u>3%</u> of all cancers and <u>7%</u> of all cancer related deaths with a <u>6% survival rate</u>[1].

   

| No mass screening methods exist for pancreatic cancer at this time | Existing screening methods are cost prohibitive or ineffective[1] | Ability for pancreatic cancers to be caught at an early, and often, treatable stage |

LIMITED

PANCREATIC CANCER ACTION NETWORK

"There is currently no standard diagnostic tool or established early detection method for pancreatic cancer. When diagnosed early, surgical resection offers the best chance for long term control of pancreatic cancer, yet most patients are diagnosed at later stages and are not eligible for surgery. Therefore, tests sensitive enough to detect pancreatic cancer in the earliest stages are urgently needed."

1.   Represents the 5 year survival rate for pancreatic cancer.
For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

UMM SOLUTION

UMM IS A PATENTED CANCER DETECTION SOLUTION THAT IS:

LOW – COST
Repurposing of existing technology may drive down the medical cost curve substantially

RADIATION FREE
Low Frequency ultrasonic energy is generally safe and does not expose the patient to ionizing radiation

NON-INVASIVE
Reliance on Low Frequency ultrasonic signals that pass through the body

GENERALLY ACCURATE
Potentially capable of detecting lesions and tumors smaller than other existing technologies

UMM
ULTRASONIC MEDICAL MAPPING

ADDITIONAL PRODUCT INFORMATION



UMM owns US Patent 13/979,605[1]

The UMM technology operates on the simple premise that a low frequency ultrasonic signal may be altered in different ways by passing through different materials. We compare the character of the received waveform as the transmitter is rotated around the target and use signal variances to locate cancerous tissue anywhere in the body.

THE SYSTEM[2]



HOW IT WORKS



The transmitter (blue) is rotated around the target allowing the location of internal anomalies to be triangulated and mapped

GEN 5 TESTING OUTPUT



Anomaly Detected
Indeterminate
Anomaly Detected
Anomaly Detected
Anomaly Detected
Anomaly Detected

Gen 5 test results showed detections of anomalies at a level potentially smaller than other existing technologies[3].

1. UMM's patent grants an exclusive right to use Low Frequency Ultrasound for medical diagnostics. Low Frequency Ultrasound can be safely used anywhere in the body.
2. Anticipated system configuration pictured above.
3. Preliminary testing was performed against a dense breast tissue proxy with numerous anomalies, half of which were below the detection threshold of existing technologies
4. For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

UMM ULTRASONIC MEDICAL MAPPING

MARKET LANDSCAPE

PRODUCT	 ULTRASONIC MAPPING	 TRADITIONAL ULTRASOUND	 MRI	 CT SCAN	 ENDOSCOPIC ULTRASOUND
Patient Cost	$125	$125	$3869 ($4656 with contrast)	$3,394	$3,900 ($5,370 with anesthesia)[3]
Facility Cost	$200k	$10k+	$3M[1] (3T New)	$2M[1] (256 Slice New)	$10k+
Max Daily Scans	16	24+	12	12	8
Full Body Capable	Yes	No	Yes	Yes	No
Radiation Free	Yes	Yes	Yes[2]	No	Yes

TRADITIONAL ULTRASOUND IS GENERALLY NOT CAPABLE OF DETECTING PANCREATIC CANCER

1. MRI and CT both require extensive remodeling upon installation.
2. While MRI does not expose patients to ionizing radiation, the intense magnetic fields preclude use on patients with implanted medical devices.
3. Endoscopic Ultrasound (EUS) is a minimally invasive procedure where a small ultrasound device is inserted into the abdomen via the mouth and/or intestines with the patient typically under general anesthesia.
4. Costs for MRI/CT/EUS from Table 2, Am J Surg. 2015 September ; 210(3): 409–416. doi:10.1016/j.amjsurg.2014.11.017
5. For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

MARKET CREATION –
PANCREATIC CANCER SCREENING

There is no current mass screening protocol for Pancreatic Cancer. **We believe UMM can change this**.

1% — Of adults older than 50 who have new-onset diabetes *will develop Pancreatic Cancer* within <u>3</u> years

1.5M — New cases of diabetes annually in the US[3]

>30M — Existing cases of diagnosed diabetes in the US[3]

14 MONTHS — Estimated time for Stage I cancer to progress to Stage IV[1]

Annual — Or Semi-Annual Screening Requirement to catch tumors 5mm and smaller[2]

20.6 MILLION
Min. Estimated Number of Medically Required Screenings Per Year in the US Market Alone[3]

NIH NATIONAL CANCER INSTITUTE

Has stated that <u>early detection is among the most critical unmet need</u> in combating Pancreatic Cancer.

1. Yu J, et al. Gut 2015;64:1783–1789. doi:10.1136/gutjnl-2014-308653 (http://dx.doi.org/10.1136/gutjnl-2014-309066)
2. Tumors 5mm and smaller typically do not spread outside of the pancreas. Existing technology lacks sensitivity to detect tumors during this timeframe. (www.pancreasjournal.com, Early detection of sporadic pancreatic cancer)
3. Number of diagnosed cases of diabetes aged 45 and over (CDC, National Diabetes Statistics Report 2017). Does not include elective screening, which UMM estimates could equate to 40M + additional screenings per year in the U.S. alone based on a survey performed by UMM (see additional information.)
4. For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning. 11

UMM
ULTRASONIC MEDICAL MAPPING

OUR TEAM



DAVID JOHNSON
CEO – Founder

- Former Naval Officer (Intelligence) with over 27 years experience in technical program management.
- Keen technical skills developed and employed during multiple naval deployments across three different theaters of operation.
- Led UMM program development through successful pre-clinical effort. Managed all contractors and partners to deliver on-time and on-budget.





AARON MISHLER, CFA
CFO – Founder

- Former Naval Officer (Naval Flight Officer) with over 17 years experience in financial services industry.
- Critical technical skills developed and used in both intelligence support and tactical operations across two different theaters of operation.
- Raised first round of capital while designing and directing technical development of UMM's working feasibility prototype.





REECE TOMLINSON
MBA, CPA, CMA
Director of Business Development

- Founding Partner of RWT Growth. Previously led 5 companies with the largest having over 500 employees and $75M in revenue.
- Founder of several medical companies with a global focus.
- Successful entrepreneur with extensive experience enabling new companies to maximize their potential.



LYNN MATRISIAN, PHD
Scientific Advisor





DR. SURESH CHARI
Medical Advisor

Gastroenterology and Hepatology



DR. MICHAEL LEVY
Medical Advisor

Gastroenterology and Hepatology

1. UMM utilizes a medical advisory board, which consists of leading specialists in the field of pancreatic cancer from Harvard University, Mayo Clinic, MD Anderson, Stanford University and John Hopkins Hospital.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

POTENTIAL PATHWAY TO COMMERCIALIZATION

Fall 2019 | Mar 2019 | Jun 2020 | Aug 2020 | Dec 2020 | Mar 2021

1 Prototype Development



SINGULARIS SOLUTIONS

Prototype Build and Testing
5 months

2 Clinical Studies



MASSACHUSETTS GENERAL HOSPITAL



MAYO CLINIC

Clinical Data Collection
6 months then ongoing

3 Application Development



SINGULARIS SOLUTIONS

Breast App
3-6 months

Pancreas App
3-6 months

Additional Apps
every 3-6 months...

UMM
ULTRASONICMEDICALMAPPING

For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

POTENTIAL EXIT STRATEGY

LICENSE/SELL TECHNOLOGY TO LARGE MEDICAL IMAGING CORPORATIONS

PHILIPS Healthcare

AGFA Agfa HealthCare

SAMSUNG

HITACHI Healthcare

SIEMENS Healthcare

GE Healthcare

Carestream

TOSHIBA MEDICAL

FUJIFILM

SHIMADZU

1. A list of recent known transactions from the referenced companies is available upon request.

For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

UMM
ULTRASONIC MEDICAL MAPPING

UMM AIMS TO DELIVER TO INVESTORS:

An opportunity to transform medicine and directly save lives.

The ability to directly impact and improve patient access to care.

FOR MORE INFORMATION CONTACT:

AARON MISHLER

CHIEF FINANCIAL OFFICER

ULTRASONIC MEDICAL MAPPING

AARON@UMEDMAP.COM

THANK YOU

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.



ADDITIONAL INFORMATION

THE PRODUCT

UMM has developed a low frequency ultrasonic detection system that we believe is simple to use and accurate.

This proven industrial technique analyzes changes to sound as it passes completely through an area while identifying and "mapping" any signal variances. When using ultrasonic mapping on human tissue, the measured signal variances pinpoint and "map" the location of tumors, both large and small. This is accomplished without radiation exposure and without direct tissue penetration.



UMM owns US Patent 13/979,605
which gives UMM the exclusive rights to use low frequency ultrasound for the collection of medical diagnostic data.

RESULTS

UMM preliminary ***Gen 5*** test results showed detections at a level larger than other existing technologies[1].

TECHNOLOGY	DETECTIONS (OUT OF 18)
2D Mammography	• 5 detections
3D Mammography	• 5 detections
Breast MRI	• 7 detections
CT Scan	• 9 detections
UMM	• 11 detections











Indeterminate
Anomaly Detected
Anomaly Detected
Anomaly Detected
Anomaly Detected
Anomaly Detected

Primary
Secondary

The transmitter (blue) is rotated around the target allowing the location of internal anomalies to be triangulated and mapped.



1. Preliminary testing was performed against a dense tissue proxy with numerous anomalies, half of which were below the detection threshold of existing technologies.

For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

PANCREATIC CANCER: EPIDEMIOLOGY

An estimated 48,960 new cases in the US in 2015, with 40,560 deaths.

PANCREATIC CANCER RISK FACTORS:

- Diabetes
- Obesity
- Alcohol Abuse
- Chronic Pancreatitis
- Age
- Smoking

Siegel R, et al. CA Cancer J Clinic. 2015.65:5-29

UMM
ULTRASONIC MEDICAL MAPPING

SURVEY RESULTS

UMM hired professional market research firm *Ask Your Target Market* to ask several targeted questions to <u>500 consumers</u> age 45 and up. Below are key findings from that study:

88% of participants would like to take a screening test if it were fast, safe and easy.

49% of participants would pay for this screening test out of pocket *every year* at a cost of $125 USD.

60% of participants would pay for this screening test out of pocket every other year at a cost of $125 USD.

84% of participants would take this test *every year* if their insurance plan covered it.

UMM assesses the potential U.S. market size for pancreatic screening to be in excess of **9 Billion USD.**

This study was paid for by UMM. Results from other studies may differ.
For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

UMM
ULTRASONIC MEDICAL MAPPING

OUR TEAM – PARTNERS AND IMPLEMENTERS









SINGULARIS SOLUTIONS

CLINICAL PROTOTYPE DEVELOPMENT

Pennsylvania-based Singularis Solutions is expertly skilled at rapid prototype design and development and full scale testing and implementation across four sectors: Renewable Energy, Medical, Architectural and Defense. The company has extensive experience in implementing quality control procedures and protocols and is developing UMM's clinical-ready prototype using these controls.

MGH 1811 MASSACHUSETTS GENERAL HOSPITAL

CLINICAL TESTING & REGULATORY SUPPORT

Massachusetts General Hospital possesses specialized expertise in conducting human clinical studies using ultrasonic systems. Their team will be conducting UMM's clinical studies while guiding the company on FDA processes and helping to compile the documentation required for 510K clearance.

PANCREATIC CANCER ACTION NETWORK®

STRATEGIC SUPPORT & PARTNERSHIPS

Through UMM's relationship with the Pancreatic Cancer Action Network (PANCAN), the company has several of the leading physicians in the field on its team.

RWT GROWTH INC

EXECUTION SUPPORT & ADVISORY

Through its partnership with RWT Growth and its team of consultants focused on accounting, business growth and M&A, UMM will benefit from a wide array of resources, decreasing the time to market.

For Illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

UMM ULTRASONIC MEDICAL MAPPING